Schonfeld & Weinstein, L.L.P.
80 Wall Street, Suite 815
New York, New York  10005
212-344-1600
Fax:  212-480-0717

July 27, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Peggy Fisher Assistant Director

RE:   Ready Welder Corporation
        Registration Statement on Form 10-12G
                 Amended June 16, 2009 and July 13, 2009
        File No.00053549

Dear Ms. Fisher:

We are in receipt of your letter dated June 26, 2009, and would like to respond as follows:

Distributorship Agreements, page 5

1.	We have clarified that RWC does not have any written agreements with Heartland Global Supply Company or Noble Sales Company, and we have revised the risk factor disclosure accordingly.

Forward Looking Statements, page 8

2.	All references to “annual report” have been deleted.

Overview, page 9

3.	We have revised disclosure to indicate that the contract between RWC’s distributor and the US Military was cancelled in the first quarter of 2009.
4.	The referenced statement has been revised to state that RWC has “…hired a new marketing who is seeking new customers for our welders.”

Item 2.  Management’s Discussion and Analysis of Financial Condition, page 8
Critical Accounting Policies, page 8
Evaluation of Inventory, page 9

5.	We have revised disclosure to explain how RWC determines estimated net realizable value.

Item 13, Financial Statements, page F-1
Note 1 – Summary of Significant Accounting Policies, page F-8

6.	We have revised this note to include disclosure of RWC’s accounting policy for foreign currency transactions.

Thank You.

Very truly yours,

Andrea I. Weinstein